October 25, 2017

TSX: SAM

NEWS RELEASE

Starcore Announces Results of Annual General Meeting

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) reports the results of its annual general meeting of shareholders (the “Meeting”) held on October 24, 2017.

Shareholders elected all directors nominated by management, as follows:

Director	Percentage of Votes For
Gary Arca	98.31%
Robert Eadie	98.22%
Jordan Estra	99.77%
Cory Kent	98.31%
Tanya Lutzke	99.76%
Ken Sumanik	99.77%
Federico Villaseñor	98.31%

At the Meeting, shareholders also approved the appointment of Davidson & Company. LLP, Chartered Accountants, as auditors of Starcore and authorized the directors to fix their remuneration. Shareholders also approved amending the articles of the Company to allow for the direct registration system of the Company’s securities.

Subsequent to the Meeting, the Board of Directors appointed Robert Eadie as Executive Chairman, President and Chief Executive Officer, Gary Arca as Chief Financial Officer, Salvador Garcia as Chief Operating Officer and Cory Kent as Corporate Secretary. The Board also appointed Salvador Garcia as an additional director. “We welcome Salvador as a director of Starcore,” said Robert Eadie. “With his extensive experience in mining in Mexico and his hands-on involvement as COO of Starcore, he will be a tremendous force in helping steer Starcore’s next stage of growth.”

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About Starcore

Starcore is engaged in exploring, extracting and processing gold and silver through its wholly-owned subsidiary, Compañia Minera Peña de Bernal, S.A. de C.V., which owns the San Martin mine in Queretaro, Mexico. The Company is a public reporting issuer on the Toronto Stock Exchange. The Company is also engaged in owning, acquiring, exploiting, exploring and evaluating mineral properties, and either joint venturing or developing these properties further. The Company has interests in properties located in Mexico, Canada and the United States.

More information on Starcore is available at www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

Signed “Robert Eadie”
Robert Eadie, President & Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

Robert Eadie
Telephone: 416-640-1936
Toll Free: 1-866-602-4935 / Facsimile: 604-602-4936

Investor Relations
Starcore International Mines Ltd.
Evan Eadie
Phone: 416-640-1936

Neither the Toronto Stock Exchange nor its Regulation Services Provider (accepts responsibility for the adequacy or accuracy of this release.